UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2003

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: February 6, 2003	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX RECEIVES FINAL REPORT ON NEW ZEALAND GAS CONTRACT RE-DETERMINATION

February 6, 2003

The Maui natural gas field has historically been the primary gas supply source for Methanex’s New Zealand plants. A contractual process initiated in December 2001 to re-determine the economically recoverable natural gas reserves of the Maui field is now complete. The independent expert, who was appointed by the parties to the Maui gas contract, has released a final determination report and based on this report Methanex will lose substantially all of its remaining contractual natural gas entitlements from the Maui field. Methanex and its advisors are currently studying the report and considering the various courses of action that Methanex could take with respect to the re-determination process.

Based on the results of the final determination report, which take effect immediately, Methanex has sufficient contracted gas entitlements from all sources to produce a total of 800,000 tonnes of methanol. To supplement contracted entitlements, Methanex is continuing to pursue acquisitions of additional gas for the New Zealand plants and expects that it will produce approximately one million tonnes in 2003.

Mr. Pierre Choquette, Methanex’s President and CEO commented, “The loss of a significant portion of our production capacity, in a global market that is already well balanced, may lead to a tighter supply/demand balance for methanol and an extension of the period of strong prices. We will work with our long-term contractual customers in Asia-Pacific to minimize the impact of reduced production from our New Zealand plants.” Mr. Choquette added, “We believe that the impact in 2003 of a shortfall in production in New Zealand is manageable. We have a number of alternative global supply sources including our plants in Chile and Kitimat as well as the option of restarting one of our idled facilities in North America. We are also continuing to pursue additional gas from other sources in New Zealand. The Atlas facility in Trinidad, in which we have a 63.1% interest, is scheduled for start-up in early 2004 adding 1 million tonnes per year to our available global production capacity. And in early 2005, we are scheduled to add an additional 840,000 tonnes per year of low cost production following our expansion in Chile.” Mr. Choquette continued, “We are also taking steps to protect our Asian market position for the longer-term by developing a potential project in Australia that would be a major supply source for our Asian customer base.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include conditions in the methanol and other industries, including fluctuations in methanol price levels and the supply and demand balance for methanol; the outcome of any actions or steps that may be taken by us or others with respect to the independent expert’s final determination of the economically recoverable reserves from the Maui gas field; our ability to undertake and successfully complete the methanol production projects and to contract additional natural gas for our New Zealand facilities. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements